Filed Pursuant to Rule 433

Registration Statement No. 333-158920

Dated August 30, 2011

Commonwealth Edison Company

$250,000,000 FIRST MORTGAGE 1.95% BONDS, SERIES 111, DUE 2016

FINAL TERMS AND CONDITIONS

Issuer:	Commonwealth Edison Company

Expected Ratings*:	Baa1 (Stable) (Moody’s) A- (Stable) (S&P) BBB+ (Stable) (Fitch)

Principal Amount:	$250,000,000

Title of Securities:	First Mortgage 1.95% Bonds, Series 111, due 2016

Legal Format:	SEC-Registered (Registration No. 333-158920)

Trade Date:	August 30, 2011

Settlement Date:	September 7, 2011 (T+5)

Maturity Date:	September 1, 2016

Price to Public:	100% of principal amount, plus accrued interest, if any, from September 7, 2011

Coupon:	1.95%

Benchmark Treasury:	1% due August 31, 2016

Spread to Benchmark:	103 basis points (1.03%)

Treasury Yield:	0.92%

Reoffer Yield:	1.95%

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2012

Redemption Provisions: Make-whole call:	At any time prior to August 1, 2016, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 15 basis points, plus accrued and unpaid interest to the redemption date; and on or after August 1, 2016, 100% of the principal amount, plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	202795 HX1 / US202795 HX13

Joint Book-Running Managers:	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Deutsche Bank Securities Inc. Samuel A. Ramirez & Company, Inc.

Co-Managers:	CIBC World Markets Corp. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from BNP Paribas Securities Corp. by calling 1-800-854-5674, U.S. Bancorp Investments, Inc. by calling 1-877-558-2607, or Wells Fargo Securities, LLC by calling 1-800-326-5897.